[ ]Check this box if no longer

subject to Section 16. Form 4 or

Form 5 obligations may continue.

See Instruction 1(b)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

Name and Address of Reporting Person Baker, Francis E. (Last) (First) (Middle)					2. Issuer Name and Ticker or Trading Symbol Andersen Group, Inc. ANDR					6. Relationship of Reporting Person(s) to Issuer (Check all that apply) _X___ Director ______10% Owner _____Officer (give title below) _____Other (specify below)
8356 Sego Lane (Street)					3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year May/2001
						5. If Amendment, Date Original (Month/Year)				Individual or Joint/Group Filing (check Applicable Line) __X___Form filed by One Reporting Person _____Form filed by More than One Reporting Person
Vero Beach, FL 32963 (City) (State) (Zip)

Table I Non-Derivative Securities
Title of Security (Instr. 3) Andersen Group, Inc.	Transaction Date (mm/dd/yy) 05/16/01	Transaction Code (Instr. 8)		Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 5)			5. Amount of Securities Beneficially Owned at End of Issuer's month (Instr. 3 and 4) 85,001	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) D	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code (G) SEE NOTE (1) BELOW	V	Amount 20,000	(A) or (D) (D)	Price SEE NOTE (2) BELOW

Table II - Derivative Securities Acquired Disposed of, or Beneficially Owned (e.g.), puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 4)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instru. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

(1) Transaction Code: Bona fide gift to a charitable institution

(2) Price: This was a gift to a charitable institution. No consideration was received.

/s/ /Francis E. Baker June 5, 2001

**Signature of Reporting Person Date